Exhibit 99.1

Scailex Corporation Ltd. (“Scailex” and/or “the Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, Herzliya 46733 Israel
Telephone: + 972.9.961.0900 o Fax: + 972.9.961.0912

April 17, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report Regarding the Summoning of a General Assembly
in Conformance with the Companies Act, 5759 - 1999 and the Securities Regulations
(Transaction between a Company and a Controlling Shareholder Therein), 5761 - 2000

SECTION 1 - PARTICULARS REQUIRED IN CONFORMANCE WITH THE SECURITIES REGULATIONS
(TRANSACTION BETWEEN A COMPANY AND A CONTROLLING SHAREHOLDER THEREIN), 5761 - 2000

1.	Introduction

An Immediate Report is hereby given, in conformance with the Companies Act, 5759 – 1999 (“the Companies Act”) and the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2000 (“Controlling Shareholder Regulations”) regarding the summoning of an Extraordinary General Assembly of Shareholders of Scailex, which shall convene on May 29, 2008, at 11:00 a.m., whose agenda is the approval of Scailex’s engagement in an agreement dated April 10, 2008 for the sale of all of the Company’s holdings of Petroleum Capital Holdings Ltd. (“PCH”) to Israel Petrochemical Enterprises Ltd. (“Petrochemicals”) (“PCH Sale Agreement” or “the Transaction”), and Scailex’s engagement in a run-off policy for coverage of directors and other officeholders holding office in the Company and in the subsidiaries of the Company, including PCH, correct to April 10, 2008.

The PCH Sale Agreement, which is being submitted for the approval of the General Assembly of Shareholders as stated, is conditional upon the performance of another agreement, pursuant whereto Petrochemicals shall sell its holdings in Scailex to Suny Electronics Ltd., in such manner that Suny shall become the controlling shareholder of Scailex (“Suny Agreement”).

2.	Summary of the Transaction and the principal terms

2.1	Following is a concise description of the Transaction being submitted for the approval of the General Assembly; i.e., the principals of the PCH Sale Agreement and of the run-off policy to cover the liability of directors and officeholders holding office in the Company and in the subsidiaries of the Company on its behalf on the signing date of the Suny Agreement (April 10, 2008).

The principals of the Suny Agreement are also specified within the scope of this Report, because, as stated, the execution of the PCH Sale Agreement and the Suny Agreement are contingent upon the concurrent fulfillment of both of these agreements, simultaneously. Furthermore, as stated below, Scailex’s undertaking to engage in a run-off policy is also regulated in the Suny Agreement.

2.2	PCH Sale Agreement

On April 10, 2008, after approval in respect thereof was given by the Audit Committee and Board of Directors of Scailex, and subject to the approval of the General Assembly being convened pursuant to this Report, Scailex engaged in an agreement with Petrochemicals, the controlling shareholder of Scailex (50.06%) for the purchase of 1,000 no par value shares, constituting 100% of PCH’s issued share capital (“PCH’s Shares”), a company wholly owned and controlled by Scailex.

Specified below are the principals of the PCH Sale Agreement:

2.2.1	On the consummation date of the PCH Sale Agreement, subject to the fulfillment of all suspending conditions stipulated in the PCH Sale Agreement (as specified below in clause 2.2.6), Scailex shall transfer PCH’s Shares to Petrochemicals. In addition to the purchase of all of PCH’s Shares, Petrochemicals shall purchase capital notes from Scailex at the inclusive par value of ILS 1,167,336,156 (one billion, one hundred and sixty- seven million, three hundred and thirty-six thousand, one hundred and fifty-six new shekels), which are unlinked and interest free, which were issued by PCH in respect of funds injected into PCH by its shareholders (“the Capital Notes”), subject to partial payment, as specified below in clause 2.2.4. Petrochemicals shall also receive, by way of transfer and assignment, all of the rights and obligations of Scailex and PCH pursuant to and by virtue of an irrevocable letter of undertaking dated May 10, 2007 from the Israel Corporation Ltd. (“Israel Corporation’s Letter of Undertaking” and “Israel Corporation” respectively). Israel Corporation’s Letter of Undertaking regulates the relations between Scailex, PCH and the Israel Corporation as shareholders of Oil Refineries Ltd. (“ORL”), pursuant whereto, Israel Corporation undertook to engage with Scailex and PCH, under certain conditions, in an agreement for the joint control of ORL, as specified in Scailex’s Immediate Report dated May 10, 2007 and in Scailex’s Supplementary Report dated July 26, 2007.

2.2.2	In consideration for the purchase of PCH’s Shares, the Capital Notes, the rights of Scailex and PCH pursuant to Israel Corporation’s Letter of Undertaking, as well as the assignment to Petrochemicals of all of Scailex’s rights and obligations pursuant to the rental agreement under which Scailex is renting its offices in Herzliya (“the Rental Agreement” and “the Rented Premises” respectively) (including in respect of improvements in the Rented Premises), Petrochemicals shall pay the sum of ILS 1,144,221,022 (one billion, one hundred and forty-four million, two hundred and twenty-one thousand and twenty-two new shekels) to Scailex on the consummation date of the PCH Sale Agreement (“the Consideration”).

2.2.3	PCH’s Shares shall be sold to Petrochemicals as is, with the exception of certain representations, while each party undertook to indemnify the counter party in relation to inaccuracy or incompleteness of the representations given, an undertaking that shall expire on May 31, 2009. Petrochemicals further undertook to indemnify Scailex in respect of any damage or expense that might be caused to Scailex in relation to any matter pertaining to Israel Corporation’s Letter of Undertaking, and to the assignment thereof to Petrochemicals, this solely in respect of the period during which Scailex and PCH are jointly and severally liable pursuant to Israel Corporation’s Letter of Undertaking.

2.2.4	Until the consummation date, PCH shall continue to operate its businesses under the ordinary course of business, in a manner consistent with the manner by which it operated its businesses in the past, and shall not effect any distribution and/or other payment to its shareholders, save the payment of all of PCH’s liabilities and the partial payment of the Capital Notes, in such manner that, on the consummation date, PCH’s balances of cash and cash equivalents shall be equivalent to the dividend that ORL declared on March 19, 2008, and which is expected to be received on May 20, 2008, with the addition of any additional dividend that PCH shall receive in respect of PCH’s shares of ORL subsequent to the signing of this agreement, and with the addition of the profits of the last dividend (all of the said dividends shall be called hereinafter: “the Last Dividend”).

2.2.5	On the consummation date of the PCH Sale Agreement, the sole assets of PCH shall be shares of ORL, PCH’s rights by virtue of Israel Corporation’s Letter of Undertaking, and cash and cash equivalents at the sum equivalent to the sum of the Last Dividend and the profits thereof, and the sole liabilities of PCH shall be pursuant to the Capital Notes and Israel Corporation’s Letter of Undertaking.

2.2.6	The consummation of the PCH Sale Agreement is subject to the fulfillment of the following suspending conditions:

(a)	approval of the Transaction by Scailex’s General Assembly of Shareholders by the majority required for the lawful approval thereof as an exceptional transaction with a controlling shareholder, in conformance with the provisions of the Companies Act, 5759 – 1999;

(b)	approval by the Antitrust Commissioner (to the extent required);

(c)	that the signing and consummation of the PCH Sale Agreement shall not activate and/or cause the activation of rights of first refusal and/or first offer by any third party.

(d)	The PCH Sale Agreement is further conditional upon the fulfillment of the conditions precedent and suspending conditions stipulated in the Suny Agreement (as specified below in clause 2.3.6) and upon the concurrent execution of the Suny Agreement, simultaneously with the execution of the PCH Sale Agreement.

(“the Suspending Conditions of the PCH Sale Agreement”).

2.2.7	The consummation date of the PCH Sale Agreement has been set for the seventh day after the date on which the last of the Suspending Conditions of the PCH Sale Agreement has been fulfilled. In the event that the Suspending Conditions of the PCH Sale Agreement are not fulfilled by the end of 90 days after the signing date of the PCH Sale Agreement, or by any longer period agreed upon in writing between the parties, the PCH Sale Agreement shall be nullified.

2.3	The Suny Agreement

On April 10, 2008, Petrochemicals engaged in an agreement with Suny for the sale of all Scailex shares held by Petrochemical Holdings Ltd. (a wholly owned and controlled subsidiary of Petrochemicals) (“Petrochemical Holdings”); i.e., 19,112,255 ordinary shares of ILS 0.12 par value each, constituting 50.06% of Scailex’s issued share capital on that date (“Petrochemicals’ Scailex Shares”) to Suny, in such manner that Petrochemicals shall cease to be a shareholder of Scailex, while Suny shall become the controlling shareholder of Scailex.

Following are the principals of the Suny Agreement:

2.3.1	In consideration of Petrochemicals’ Scailex Shares, Suny undertook to pay to Petrochemicals, on the Transaction consummation date, the sum equivalent to the difference between the inclusive sum of the financial assets that shall be owned by Scailex on the Transaction consummation date (this sum includes the sum to be paid by Petrochemicals to Scailex pursuant to the PCH Sale Agreement) and the sum equivalent to Scailex’s financial liabilities as they shall be on the Transaction consummation date, with the solution obtained being multiplied by 49.987%, plus a control premium of ILS 128,000,000. Correct to the signing date of the Suny Agreement, the parties estimated the inclusive consideration on that date at the total of about ILS 741,000,000.

2.3.2	The Suny Agreement also contains a mechanism for adjusting the consideration (reduction or increase thereof), subject to various conditions and limited periods, in instances whereby Scailex shall actually pay monies and/or shall actually receive monies that were not taken into account as part of the financial liabilities or the financial assets (as the case may be) in the calculation of the consideration pursuant to the Suny Agreement, and which were caused during the period commencing July 18, 2006 (being the date on which Petrochemical Holdings acquired Scailex’s shares) and ending on the consummation date of the Suny Agreement.

2.3.3	Suny shall pay the entire consideration for Petrochemicals’ Scailex Shares to Petrochemicals on the consummation date of the Suny Agreement.

2.3.4	Petrochemicals’ Scailex shares shall be sold to Suny as is, with the exception of certain representations, while each party undertook to indemnify the counter party in relation to inaccuracy or incompleteness of the representations that were given (an undertaking that is in effect until May 31, 2009).

2.3.5	Suny undertook to cause Scailex to purchase officeholders’ liability insurance, as is customary for directors and officeholders holding office in Scailex and in Scailex’s subsidiaries on the signing date of the Suny Agreement, for seven years after the execution date, and to cause Scailex to fulfill its undertakings pursuant to the letter of indemnity issued to those directors and officeholders.

2.3.6	The consummation of the Suny Agreement is subject to the fulfillment of the following suspending conditions:

(a)	receipt of approval by the Antitrust Commissioner;

(b)	approval of the Transaction by Suny’s General Assembly of Shareholders, by the majority required for its lawful approval as an exceptional transaction with a controlling shareholder, in conformance with the provisions of the fifth section of the sixth chapter of the Companies Act, 5759 – 1999;

(c)	cancellation of the liens on Petrochemicals’ Scailex Shares, which were registered in favor of the holders of the Series B. and Series C. bonds that Petrochemicals had issued (and which were listed for trading on the Tel-Aviv Stock Exchange pursuant to a prospectus dated August 30, 2007);

(d)	The Suny Agreement is also contingent upon the fulfillment of the conditions precedent and the suspending conditions specified in the PCH Sale Agreement, as specified above in clause 2.2.6, as well as upon the execution of the PCH Sale Agreement simultaneously with the execution of the Suny Agreement.

(“the Suspending Conditions of the Suny Agreement”).

2.3.7	The consummation date of the Suny Agreement has been set for the seventh day after the date on which the last of the Suspending Conditions of the Suny Agreement has been fulfilled. In the event that the Suspending Conditions of the Suny Agreement are not fulfilled by the end of 90 days after the signing date of the Suny Agreement, or by any longer period agreed upon in writing between the parties, the Suny Agreement shall be nullified.

2.3.8	On the consummation date of the Suny Agreement, Petrochemicals shall deliver to Scailex irrevocable letters of resignation from Scailex’s Board of Directors, which shall take effect on the consummation date of the Suny Agreement, being signed by all directors in the Company (with the exception of Mr. Yossi Arad and the external directors, Mr. Dror Barzilai and Mr. Yo’av Biran), pursuant whereto, the said directors affirm that they have no claim, allegation or demand vis-à-vis the Company. Petrochemicals further undertakes to cause Scailex’s Board of Directors to adopt a resolution, which shall take effect on the consummation date of the Suny Agreement, to appoint additional directors on Scailex’s Board of Directors, who are to be nominated for office by Suny.

2.4	Scailex’s engagement in a run-off policy

2.4.1	As stated above, within the scope of the Suny Agreement, and subject to the approval of the Company’s General Assembly, Suny undertook to cause Scailex to purchase an officeholders’ liability insurance policy, in such manner that the scope of the cover and the limit of liability pursuant to the said policy shall not be inferior to that customary in the market in relation to companies whose shares are traded on the Tel-Aviv Stock Exchange and in the United States, which is to cover the liability of the directors and officeholders holding office in Scailex, in Scailex’s subsidiaries and in PCH on the signing date of the Suny Agreement (April 10, 2008), for seven years after the execution date. Suny further undertook to cause Scailex to fulfill its obligations pursuant to the letter of indemnity issued to the officeholders holding office as stated.

It should be noted that, as stated above in clause 2.3.8, on the execution date of the Suny Agreement, all members of the Company’s Board of Directors shall resign, with the exception of the two public directors, and an additional director nominated by Suny.

2.4.2	Therefore, since approval by the Audit Committee and Board of Directors of the Company was given on April 10, 2008, the engagement in the run-off policy for the officeholders as specified above is hereby being submitted for the approval of the Company’s General Assembly.

2.4.3	This insurance policy shall be valid for six to seven years, to the extent possible, after the consummation date of the Transaction, at the inclusive sum insured per event and for the period of USD 30,000,000 and for a premium at an inclusive sum not exceeding ILS 2,500,000 for the entire said period.

3.	Name of the controlling shareholder having a personal interest in the approval of the Transaction

3.1	Petrochemicals is the controlling shareholder in the Company by virtue of its holdings at the rate of some 50.06% of the Company’s issued share capital, and has a personal interest in the approval of the Transaction.

Petrochemicals is controlled by Modgal Industries (99) Ltd. (“Modgal Industries”) by virtue of Modgal Industries’ holdings at the rate of some 60.91% of Petrochemicals’ issued share capital. Modgal Ltd. (“Modgal”) is the controlling shareholder of Modgal Industries, by virtue of its holdings at the rate of some 50.14% of Modgal Industries’ issued share capital. The shareholders of Modgal are: Gima Investments Ltd. (“Gima”) (50%), I.D. Federman Holdings Ltd. (“Federman Holdings”) (47%) and Mr. Eran Schwartz (3%). The shareholders of Gima are: Mr. Jacob Gottenstein (37.5%), Mr. Alex Passal (37.5%), Mr. Micha Lazar (12.5%) and Mr. Arye Silverberg (12.5%). The shareholders of Federman Holdings are: Mrs. Irit Federman (2%), Mr. Adi Federman (49%) and Ms. Shelly Federman (49%). Also holding shares of Modgal Industries are: Alder B.V., of the Group Menatep Ltd. group – a foreign company (26.83%) and European Holdings International Ltd. – a foreign company (23.03%). The principal shareholder of Group Menatep is Mr. Leonid B. Nevzlin (71%). The shareholders of European Holdings International are Petrol Investments Ltd. and Petco Investments Ltd., each of which holds approximately 50% of the issued share capital of European Holdings International. Petrol Investments Ltd. is a company wholly owned by Mr. David Federman. The shareholders of Petco Investments Ltd. are: Mr. Jacob Gottenstein (37.5%), Mr. Alex Passal (37.5%), Mr. Micha Lazar (12.5%) and Mr. Arye Silverberg (12.5%).

3.2	Additional shareholders having a personal interest in the approval of the Transaction are: Mr. Ilan Ben Dov, Tao Tsuot Ltd. ("Tao"), and Suny Electronics Ltd. ("Suny" and jointly hereinafter: "Ben Dov Group"), holding jointly about 36.6% of the issued share capital of the Company. The controlling shareholder of Tao is Mr. Ilan Ben Dov, by virtue of his holdings of 83.27% of Tao's issued share capital. The controlling shareholder in Suny is Mr. Ilan Ben Dov (68.59%).

4.	The nature of the personal interest

Petrochemicals has a personal interest in the approval of the Transaction, since it is a party to the PCH Sale Agreement. The Ben Dov Group has a personal interest in the approval of the Transaction, since it is a party to the Suny Agreement, which will make it a controlling shareholder in Scailex, while the execution of the Suny Agreement is contingent upon the execution of the PCH Sale Agreement.

5.	The manner by which the Consideration was determined

The Consideration prescribed in the Transaction – i.e., the price that Petrochemicals shall pay to Scailex in respect of the PCH Sale Agreement – was determined during negotiations conducted between representatives of Scailex and representatives of Petrochemicals. The Consideration was calculated as the product of the number of shares being transferred multiplied by the price of ILS 3.62 per share, plus the sum constituting Petrochemicals’ reimbursement of Scailex for expenses of the investments in the Rented Premises, as specified in the description of the PCH Sale Agreement in clause 2.2.2 above.

The maximum price of the run-off policy was determined according to the assessment of the Company’s insurance consultants in accordance with the customary terms in the market for insurance of this type. The final price and period shall be determined according to the results of the negotiations with the insurers.

6.	The requisite approvals

The approvals required for the approval of the Transaction on the agenda are the approvals by the Company’s Audit Committee and Board of Directors, which were received on April 10, 2008, and approval by an Extraordinary General Assembly of Scailex Shareholders, which is being summoned in this Report.

The PCH Sale Agreement is contingent upon the suspending conditions and upon the receipt of the approvals specified above in clause 2.2.6.

The Suny Agreement is contingent upon the suspending conditions and upon the receipt of the approvals specified above in clause 2.3.6.

7.	Similar transactions during the preceding two years

During the period from April 10, 2006 and until the date of this Report, no transactions were executed between the Company and the controlling shareholders therein, or in which the controlling shareholders had a personal interest, of the type being submitted for the approval of the assembly that is the subject of this Report, or transactions as stated that are in effect on the date that the Company Board of Directors approved the resolutions that are a subject of this Report.

It should be noted that, on May 29, 2006, an agreement was signed pursuant whereto, on July 18, 2006, Petrochemicals purchased 49.39% of the Company’s share capital from Israel Discount Investments Ltd., Clal Industries and Investments Ltd., and Clal industries and Electronics Ltd. for the consideration of a total of USD 165 million, subject to adjustments. The said transaction was not subject to the approval of the Company’s organs. For additional particulars, see the Company’s Immediate Reports dated May 29, 2007 and July 18, 2006.

8.	The Audit Committee’s and Board of Directors’ rationale for approving the Transaction

8.1	The Company’s Board of Directors and Audit Committee approved the Transaction on the agenda for the reasons specified hereunder:

8.2	Rationale relating to the engagement in the PCH Sale Agreement

8.2.1	The holding of control of ORL or of a means of control of ORL at a rate exceeding 24%, or at a rate sufficient for controlling ORL, requires, inter alia, the receipt of a control permit from the Prime Minister and the Minister of Finance by law (“Control Permit”). As long as a Control Permit as stated has not been issued, there shall be no validity to operation of a right in ORL by virtue of the shares at the rates requiring approval as stated (for particulars about the Control Permit see Scailex’s Immediate Report dated February 20, 2007).

Furthermore, if a Control Permit is not received by May 15, 2009, or if PCH’s holdings of ORL are not sold to a third party that shall receive a Control Permit by that date, and subject to the rights of first refusal, as these terms are defined hereunder in clause 8.2.2, the ORL control agreement with the Israel Corporation shall not take effect and the Company shall be left with a minority interest in ORL.

In light of that stated above, and in light of the delay and the uncertainty that arose in relation to the possibility of obtaining a Control Permit (for particulars see Scailex’s Immediate Reports dated March 4, 2008 and November 25, 2007), it would be in Scailex’s good interests to sell its (indirect) holdings in ORL and thus, avoid the foreseen risk of not receiving a control permit.

8.2.2	The sale of ORL shares by PCH and/or the sale of PCH by Scailex to a third party other than Petrochemicals or the controlling shareholders therein is subject to Israel Corporation’s right of first refusal, pursuant to Israel Corporation’s Letter of Undertaking (as this term is defined above in clause 2.2.1). Furthermore, a change in the control of Scailex, as long as shares of ORL constitute the majority of its assets, as these terms are defined in the control agreement attached to Israel Corporation’s Letter of Undertaking, confers a right to Israel Corporation to purchase the majority of PCH’s ORL shares (about 11.11% of ORL’s issued share capital), for the consideration of a payment to be determined on the basis of the average market price of ORL shares during the 60 trading days preceding the sale notification, plus 15% as a premium (“Israel Corporation’s rights of first refusal”). For particulars concerning Israel Corporation’s rights of first refusal see Scailex’s Immediate Report of May 10, 2007. Israel Corporation’s rights of first refusal are liable to affect Scailex’s ability to sell PCH’s Shares to third parties. If Scailex does not take advantage of the current window of opportunities to engage in the proposed Transaction, it is likely to have difficulties finding suitable alternatives for selling ORL shares if a Control Permit is not obtained within a reasonable length of time.

8.2.3	In light of the delays in obtaining the Control Permit, and considering PCH’s communications with the competent State authorities within the scope of its efforts to obtain a Control Permit, Scailex purchased all of Linura AG’s shareholdings of PCH, and, as a result, PCH became a wholly owned subsidiary of Scailex (for particulars about the purchase of Linura AG’s stake in PCH, as an outcome of the communications with the State of Israel, see Scailex’s Immediate Reports dated March 26, 2008, March 16, 2008 and November 25, 2007). This situation has left Scailex without a strategic partner and has increased Scailex’s possible exposure, in the event that PCH does not obtain a Control Permit (nonetheless, it should be noted that the purchase of all of Linura AG’s holdings generated a profit to the Company in and of itself).

8.2.4	Execution of the PCH Sale Agreement will cause Scailex to become a company having a large cash fund and a balance of accumulated losses for tax purposes. At the present time, in light of the global economic situation, a large cash fund is an asset of great importance, and it would afford Scailex considerable flexibility and latitude in exploiting business opportunities.

8.2.5	Recently, differences of opinion arose between the controlling shareholder, Petrochemicals, and the Ben Dov Group (as this term is defined above in clause 3.2), which is a material shareholder, in relation to all matters pertaining to Scailex’s future course of action and the business strategy that it should implement, considering the difficulties in obtaining the ORL Control Permit. These difficulties are liable to adversely affect the functioning of the Company and therefore, it would be in the good interests of the Company if these two shareholders discontinue the cooperation between them in the holding of Scailex shares. The PCH Sale Agreement enables the Suny Agreement to be executed.

8.2.6	The Board of Directors' rationale relating to the value of the Consideration

8.2.6.1	As stated above in clause 5, the Consideration was calculated as the product of the number of shares being transferred multiplied by the price of ILS 3.62 per share, plus a sum constituting Petrochemicals’ reimbursement of Scailex’s investment expenses in the Rented Premises. The price of ILS 3.62 per share includes a premium that is 14% higher the market value of ORL’s shares (to the best of the Company’s knowledge, correct to April 9, 2008, the market value of ORL’s shares was ILS 3.18 per share).

8.2.6.2	The Company obtained a fairness opinion from Giza, Singer, Even Ltd., pursuant whereto the value of the Consideration is fair and reasonable. The said opinion is attached as Exhibit 99.2 to this Immediate Report.

8.2.6.3	The price of ILS 3.62 per ORL share is a good price, also in relation to the market prices of ORL shares. The average market price for an ORL share during the last 30 days that preceded the Board of Directors’ resolution was ILS 3.31 and the average market price for an ORL share during the last 60 days that preceded the Board of Directors’resolution was ILS 3.30. Furthermore, the average market price since trading began, subsequent to the floatation of ORL, and until the Board of Directors’ resolution was ILS 3.23 (adjusted for dividend).

8.2.6.4	The Consideration determined within the scope of the PCH Sale Agreement is fair also in relation to the consideration mechanism prescribed within the scope of Israel Corporation’s rights of first refusal, which are conferred upon Israel Corporation at the time of a sale of PCH shares or ORL shares to third parties, which, on the signing date of the PCH Sale Agreement, is ILS 3.795 per share (see above clause 8.2.2). To dispel any doubt, it is hereby clarified that, even in the event that Israel Corporation’s right to exercise its right of first refusal shall arise, there is no certainty that it shall exercise that right.

8.2.6.5	The Transaction generates a capital gain to the Company totalling ILS 129,000,000, correct to April 10, 2008, subject to adjustments in respect of changes up until the consummation date of the PCH Sale Agreement, including in respect of changes in the exchange rate of the USD and in the ORL share rate on the stock exchange.

The assessment of the capital gain as stated is forward-looking information; there is no certainty that the PCH Sale Agreement will be consummated or that the capital gain to be generated to the Company will not be materially different, due to the said changes.

8.2.6.6	In light of that stated, the Audit Committee and the Board of Directors reached the conclusion that the price is reasonable and fair.

8.3	Mr. Yo'av Biran (external public director) opposed the PCH Sale Transaction, for the following reasons:

8.3.1	Scailex viewed the ORL shares as a strategic asset for the mid to long term, even if a Control Permit is not obtained. The delays and difficulties entailed in obtaining the Control Permit still do not constitute circumstances sufficient to justify a material change in the Company’s said outlook. Under the circumstances, notwithstanding the profits that the PCH Sale Transaction entails, in the end, the Company will be left with a cash fund, but with no other assets or direction or defined spheres of activity.

8.3.2	The proposed Transaction is at a price that, prima facie, is reasonable and fair, and therefore, is likely to benefit the Company at the present point in time; however, there is no certainty that it is the optimal transaction for the Company in the long term, considering the state of the market. There is no certainty that Scailex will not be able to obtain a higher price for ORL shares in the future if it continues holding them.

8.3.3	The fact that Petrochemicals is interested in purchasing PCH’s Shares indicates that the current controlling shareholders believe that there is a reasonable chance that the ORL Control Permit will be received.

8.4	The Board of Directors' rationale for engaging in the run-off policy, for the value of the Consideration, and the method by which it was determined

8.4.1	Since, in its previous resolutions, the Company approved the granting of indemnity to those directors and officeholders who shall cease to hold office in the Company on the date of a change in the control, and in relation to whom the Company is also requesting approval for its engagement in the run-off policy, it would be in the Company’s good interests that there be insurance coverage also in relation to those directors and officeholders, which might be utilized, if necessary, before the indemnification is given by the Company in accordance with its previous resolutions.

8.4.2	Run-off insurance for officeholders holding office in a company prior to a change in control is customary within the scope of transactions for acquisition of control.

8.4.3	The sum of the proposed premium is reasonable according to that customary in the market.

8.4.4	In exchange for provision of the run-off policy by the Company, the former directors undertook that they do not and shall not have any allegations and/or claims against the Company.

8.4.5	It would be in the Company’s good interests that the Company takes action to continue insurance coverage of directors holding office therein in respect of their activities in the Company.

9.	Names of the directors who participated in deliberations of the Audit Committee and the Board of Directors

9.1	Participating in the Company's Audit Committee meeting were: Mr. Mordechai Peled, Ms. Irit Ben-Ami, Mr. Dror Barzilai (external public director) and Mr. Yo'av Biran (external public director).

The Chairman of the Audit Committee, Mr. Shalom Singer, has a personal interest, as stated below in clause 10.4, and consequently, did not participate in the meeting or in the voting by the Audit Committee.

9.2	Participating in the Board of Directors' meeting were: Mr. Eran Schwartz, Mr. Shalom Singer, Mr. Arye Silverberg, Dr. Arye Ovadia, Mr. Arie Zief, Mr. Mordechai Peled, Ms. Irit Ben-Ami, Mr. Dror Barzilai (external public director), Mr. Yo'av Biran (external public director), and Mr. Yossi Arad.

Since the majority of the members of the Board of Directors of the Company has a personal interest in approving the resolutions that are a subject of this Report, and since the Transaction that is a subject of this Report is being submitted for approval by the General Assembly in any case, therefore, those directors having a personal interest also participated in the deliberation and in the voting held during the Board of Directors’ meeting, in conformance with the provisions of section 278(b) of the Companies Act.

10.	Names of the directors having a personal interest and the nature of this interest

Specified hereunder are the names of the directors having a personal interest in the approval of the Transaction, considering their interest in Petrochemicals and the controlling shareholders therein:

10.1	Mr. Eran Schwartz – holds office, inter alia, as the C.E.O. and a director in Petrochemicals, as a director in Modgal Industries, as a director in Modgal, and as the C.E.O. of Federman Holdings. In addition, he holds some 3% of Modgal’s issued share capital.

10.2	Mr. Arie Zief – holds office, inter alia, as a director in Petrochemicals and in its subsidiary, Carmel Olefins Ltd.

10.3	Dr. Arye Ovadia – holds office, inter alia, as a director in Petrochemicals and in its subsidiary, Carmel Olefins Ltd.

10.4	Mr. Shalom Singer – holds office, inter alia, as a director in Petrochemicals.

10.5	Mr. Arye Silverberg – holds some 12.5% of the issued share capital of Gima. In addition, he holds office as a director in Avgol Industries 1953 Ltd., an affiliated company of Petrochemicals, and in Carmel Olefins Ltd.

Mr. Yossi Arad has a personal interest in the approval of the Transaction, considering his interest in the Ben Dov Group, which derives from his holding office as the C.E.O. and as a director in Tao, which is a company controlled by the controlling shareholder of Suny, a party to the agreement for the sale of Scailex.

11.	Power of the Securities Authority

In conformance with Regulation 10 of the Securities Regulations (Transaction between a Company and a Controlling Shareholder therein), 5761 – 2001, the Securities Authority, or an employee so authorized, is empowered to order the Company, within 21 days of the filing date of this Report, to provide an explanation, details, information and documents, within a timeframe that it shall stipulate, concerning the engagement that is a subject of this Report, as well as to order the Company to amend this Report in the manner and at the time that it shall stipulate.

If an order is given to amend the Report as stated, the Authority may order a postponement of the date of the General Assembly until a date not before three business days have passed and not later than twenty-one days after the publication date of the amendment to this Report.

SECTION 2 – PARTICULARS REGARDING THE CONVENING OF AN EXTRAORDINARY GENERAL ASSEMBLY

12.	Location, date and agenda of the Extraordinary General Assembly

Since the approval of the Company’s Audit Committee and Board of Directors has been received for the resolutions on the agenda, an announcement is hereby given of the convening of an Extraordinary General Assembly of Shareholders of the Company, which shall convene on Thursday morning, May 29, 2008, at 11:00 a.m. at the registered offices of the Company, at 16 Shenkar Street (Entrance 2.), Herzliya Pituach, the agenda being as follows:

Approval of the PCH Sale Agreement, including the Company’s engagement in a run-off policy for officeholders’ insurance for directors holding office on the signing date of the said agreement, all as specified above in section 1.

Pursuant to that stated in clause 11 of this Report, it should be noted that it is possible that the date for convening the Assembly specified above might be postponed.

13.	Method of voting

The shareholders may vote on the resolutions on the agenda specified above either in person or by proxy or by a voting form. A letter of appointment of a proxy for voting or a power-of-attorney drawn up in conformance with the Company’s Articles of Association must be delivered to the Company’s offices at least 24 hours before the date affixed for the assembly. Pursuant to the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting During a General Assembly), 5760 – 2000, a shareholder, who has a share registered to his credit with a member of the stock exchange and that same share is included among the shares registered in the register under the name of the nominee company, desires to vote during the General Assembly, he must furnish the Company with a confirmation from the stock exchange member certifying his ownership of the share on the determinant date, as required pursuant to the said Regulations.

14.	Voting by voting form, and disclosure of a personal interest

14.1	Pursuant to the Companies Regulations (Voting by Deed and Statements of Position), 5766 – 2005, the Company’s shareholders shall be able to vote on the resolution on the agenda by voting forms. The version of the voting form and statements of position in respect of the said resolution may be found on the distribution site of “Magna” at www.magna.isa.gov.il, and on the website of the Tel Aviv Stock Exchange at www.tase.co.il. Shareholders may contact the Company directly and receive the version of the voting form and statements of position from the Company. Shareholders, who are not the shareholders of record and whose shares are registered with a member of the stock exchange, will be able to receive a link to the version of the voting form and the statements of position on the distribution website from the stock exchange member where his shares are registered, by e-mail and at no charge, if they notified that they are so interested, and provided that the notice is given regarding a particular securities account, and on a date before the determinant date. The voting shall be done in section 2 of the voting form, as publicized on Magna’s distribution site, whose address is listed above.

14.2	A shareholder, who is the shareholder of record in the register of shareholders and desiring to vote in written form, shall specify how he is voting in the form and shall deliver it to the Company or shall mail it to the Company by registered mail, attaching a photocopy of his identity card, or a photocopy of his passport, or a photocopy of its certificate of incorporation, as the case may be, so that the voting form arrives at the Company’s offices at least seventy-two hours (72 hours) before the appointed time for convening the General Assembly; i.e., by 11:00 a.m. on Monday morning, May 26, 2008. A shareholder who is not the shareholder of record in the register of shareholders shall deliver or send the voting form to the Company as stated, attaching a certificate of ownership, so that the voting form and the certificate of ownership arrive at the Company’s offices by the said time. Such shareholder may obtain a certificate of ownership from the stock exchange member through which he is holding his shares, either at the branch of the stock exchange member or, if he so requests, by mail to his residence for a charge of the postal cost only, provided that his request in this regard shall be given in advance for a particular securities account.

14.3	The deadline for delivering statements of position to the Company is: Sunday, May 4, 2008.

14.4	The deadline for delivering statements of position on behalf of the Company, which shall include the response of the Company Board of Directors to the shareholders’ statements of position, is: Friday, May 9, 2008.

14.5	Disclosure of personal interest

A shareholder participating in the voting in relation to the resolution on the agenda as specified above shall notify the Company prior to his voting – and if the vote is by way of voting form, shall mark in the place so designated in section 2 of the voting form – whether he is or is not considered a shareholder having a personal interest in the approval of the resolutions on the agenda. If a shareholder does not so disclose, his vote shall not be counted.

15.	The requisite majority

The requisite majority to pass the resolution on the agenda specified above is an ordinary majority of shareholders entitled to vote and participating in the vote, provided that one of the following conditions is fulfilled:

(1) when counting the votes, the majority includes at least one third of all votes of those shareholders having no personal interest in the approval of the Transaction, who are participating in the vote. When counting all votes of the said shareholders, abstentions shall not be taken into account; (2) the total of the opposing votes from among the shareholders specified above in paragraph (1) does not exceed one percent of all voting rights in the Company.

16.	Determinant date, legal quorum and postponed assembly

16.1	Determinant date

The determinant date regarding the entitlement of a shareholder to participate and vote in the aforesaid Extraordinary General Assembly, as specified in section 182 of the Companies Act, 5759 – 1999, is the end of the trading day on the stock exchange on Wednesday, April 23, 2008 (hereinafter: “the Determinant Date”). If there is no trading on the Determinant Date, then the Determinant Date shall be the last trading date that preceded this date. Every shareholder of the Company on the Determinant Date, whether he is the shareholder of record of the shares, or whether he is holding them through a member of the stock exchange, may participate in the said General Assembly, in person, and through a voting proxy. Pursuant to the Companies’ Regulations, (Proof of Ownership of a Share for the Purpose of Voting during a General Assembly), 5760 – 2000, a shareholder of the Company, holding shares through a member of the stock exchange, shall be able to participate in the said assembly in person or by voting proxy only if he delivers a confirmation regarding his ownership of Company shares on the Determinant Date (which can be obtained from that stock exchange member). A document appointing a voting proxy (hereinafter: “the Letter of Appointment”) and an original power-of-attorney by virtue whereof the Letter of Appointment was signed (if any), must be delivered to the registered office of the Company at 16 Shenkar Street, (entrance 2), Herzliya Pituach, at least 24 hours before the appointed time for convening the Assembly.

16.2	Legal quorum and postponed Assembly

A legal quorum shall be formed when at least two shareholders are present, either in person or by proxy, who hold or represent at least 33 1/3 % of the voting rights in the Company within thirty minutes of the time affixed for opening the Assembly.

If a legal quorum is not present thirty minutes after the time affixed for beginning the Assembly, the Assembly shall be postponed for one week, on the same day, at the same hour and in the same location, unless the Chairman of the Assembly, with the consent of a majority of those present and having a right to vote, decided on a different date. Solely those matters in respect whereof the original Assembly had been summoned may be deliberated during a postponed assembly. In a postponed Assembly, two shareholders being present in person or through a proxy shall be deemed a legal quorum.

17.	Perusal of documents

A copy of this Immediate Report is available for perusal at the registered office of the Company on Sundays through Thursdays between the hours of 09:00 – 16:00, scheduled in advance with Ms. Ayelet Levi, by calling + 972.9.9610900, up until the date of the convening of the Extraordinary General Assembly.

In conformance with the Securities Regulations (Transaction between a Company and a Controlling Shareholder Therein), 5761 – 2001, and in conformance with the Companies Regulations (Publicizing of an Announcement of a General Assembly and a Class Assembly in a Public Company), 5760 – 2000, the Company publicized a notice in two daily, Hebrew-language newspapers having broad circulation in Israel regarding the invitation to the convening of the General Assembly to approve the engagement and pass the resolutions on the agenda.

Sincerely, Scailex Corporation Ltd.